SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC-31235; 812-14242

Monroe Capital Corporation, et al.; Notice of Application

August 28, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the

Act.

Applicants: Monroe Capital Corporation (the "Company"), Monroe Capital BDC

Advisors, LLC (the "Investment Adviser"), MCC SBIC GP, LLC (the "General

Partner"), and Monroe Capital Corporation SBIC, LP ("Monroe SBIC").

Summary of the Application: The Company requests an order to permit it to adhere to a

modified asset coverage requirement.

Filing Dates: The application was filed November 21, 2013, and amended on May 23,

2014.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on September 22, 2014 and should be accompanied by proof of service on the

Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Theodore L. Koenig, Monroe Capital

Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

For Further Information Contact: Stephan N. Packs, Senior Counsel, at (202) 551-6853,

or James M. Curtis, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Maryland corporation, is an externally managed,

non-diversified, closed-end management investment company that has elected to be

regulated as a business development company ("BDC") under the Act.[1] The Company's

investment objective is to maximize the total return to its stockholders in the form of

current income and capital appreciation through investments in senior, unitranche and

junior secured debt and, to a lesser extent, unsecured subordinated debt and equity

investments. The Investment Adviser, a Delaware limited liability company, is the

investment adviser to the Company. The Investment Adviser is registered under the

Investment Advisers Act of 1940.

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2.   Monroe SBIC, a Delaware limited partnership, is a small business

investment company ("SBIC") licensed by the Small Business Administration ("SBA")

to operate under the Small Business Investment Act of 1958 ("SBIA"). Monroe SBIC is

excluded from the definition of investment company by section 3(c)(7) of the Act. The

Company directly owns 99% of Monroe SBIC in the form of a limited partnership

interest in Monroe SBIC. Since Monroe SBIC's inception, the General Partner, a

Delaware limited liability company, has been the general partner of Monroe SBIC and

owns 1% of Monroe SBIC in the form of a general partnership interest. The Company

owns 100% of the General Partner's equity interests. As a result, the Company, directly

or indirectly through the General Partner, wholly owns Monroe SBIC.

Applicants' Legal Analysis:

1.   The Company requests an exemption pursuant to section 6(c) of the Act

from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a

modified asset coverage requirement with respect to any direct or indirect wholly owned

subsidiary of the Company that is licensed by the SBA to operate under the SBIA as a

SBIC and relies on Section 3(c)(7) for an exemption from the definition of "investment

company" under the 1940 Act (each, a "SBIC Subsidiary").[2] Applicants state that

companies operating under the SBIA, such as the SBIC Subsidiary, will be subject to the

SBA's substantial regulation of permissible leverage in their capital structure.

2.   Section 18(a) of the Act prohibits a registered closed-end investment

company from issuing any class of senior security or selling any such security of which it

is the issuer unless the company complies with the asset coverage requirements set forth

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[2] All existing entities that currently intend to rely on the order are named as applicants. Any newly formed
SBIC Subsidiary that may rely on the order in the future will comply with the terms and condition of the
order.

in that section. Section 61(a) of the Act makes section 18 applicable to a BDC, with

certain modifications. Section 18(k) exempts an investment company operating as an

SBIC from the asset coverage requirements for senior securities representing

indebtedness that are contained in section 18(a)(1)(A) and (B).

        3.   Applicants state that the Company may be required to comply with the

asset coverage requirements of section 18(a) (as modified by section 61(a)) on a

consolidated basis because the Company may be deemed to be an indirect issuer of any

class of senior security issued by Monroe SBIC or another SBIC Subsidiary. Applicants

state that applying section 18(a) (as modified by section 61(a)) on a consolidated basis

generally would require that the Company treat as its own all assets and any liabilities

held directly either by itself, by Monroe SBIC, or by another SBIC Subsidiary.

Accordingly, the Company requests an order under section 6(c) of the Act exempting the

Company from the provisions of section 18(a) (as modified by section 61(a)), such that

senior securities issued by each SBIC Subsidiary that would be excluded from the SBIC

Subsidiary's asset coverage ratio by section 18(k) if it were itself a BDC would also be

excluded from the Company's consolidated asset coverage ratio.

        4.   Section 6(c) of the Act authorizes the Commission to exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from

any provision or provisions of the Act or of any rule or regulation thereunder if, and to

the extent that such exemption is necessary or appropriate, in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy

and provisions of the Act. Applicants state that the requested relief satisfies the section

6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of that exemption to the Company.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

The Company shall not issue or sell any senior security, and the Company shall not cause or permit Monroe SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Monroe SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that, immediately after the issuance or sale by any of the Company, Monroe SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by section 18(a) of the Act (as modified by section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by section 18(a) of the Act (as modified by section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of "asset coverage" in Section 18(h), shall be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary